DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300

May 24, 2023

VIA EDGAR CORRESPONDENCE

Daniel S. Greenspan, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds Information Statement/Prospectus on Form N-14 File No. 333-271414

Dear Mr. Greenspan:

On behalf of the Brown Advisory Funds (the “Registrant”), which filed an Information Statement/Prospectus on Form N-14 (the “Information Statement”) with the Commission on April 24, 2023, I wish to respond to the comments on the Information Statement that you recently provided to me over the telephone with respect to the contents of the Information Statement.  The responses on behalf of the Registrant to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Information Statement.

1.
Comment:  Disclosure of Any Material Repositioning of the Acquired Fund’s Portfolio Securities.  On Page 2 of the Statement of Additional Information section of the Information Statement, under the section titled “Supplemental Financial Information”, it is stated that: “The Reorganization is not expected to result in a material change to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.”  Please confirm supplementally that the Adviser does not intend to make any sales of the Acquired Fund’s portfolio securities in connection with the Reorganization in order to reposition the Acquired Fund’s portfolio, other than those that would be expected to be made in the ordinary course of the Acquired Fund’s investment operations.

Response:  This will confirm that the Adviser does not intend to make any sales of the Acquired Fund’s portfolio securities in connection with the Reorganization, other than those that would be expected to be made in the ordinary course of the Acquired Fund’s regular ongoing investment operations.

2.
Comment:  Disclosure of Plans for the Issuance of Any Net Investment Income and/or Net Capital Gains Distributions Prior to the Closing of the Reorganization.  On Page 19 of the Information Statement under the section titled “Tax Considerations”, it is stated that:  “Prior to the Reorganization, the Acquired Fund may pay a dividend or dividends which, together with all previous dividends, will have the effect of distributing to its shareholders all of the Acquired Fund’s investment company taxable income for taxable years ending on or prior to the Reorganization (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Reorganization (after reduction for any available capital loss carry forward).  Such dividends will be included in the taxable income of the Acquired Fund shareholders.”  Please confirm supplementally whether and to what extent the Acquired Fund anticipates paying any material net investment income or material net capital gain distributions prior to the Closing.

Response:  This will confirm that the Acquired Fund does not anticipate issuing a material net investment income or a material net capital gain distribution prior to the Closing of the Reorganization.

3.
Comment:  Disclosure of Applicable National Securities Exchange on Which the Registrant’s Securities Are Listed.  Item 2 of the Instructions to Part A of Form N-14 regarding the information to be disclosed on the beginning and outside back cover page of the Prospectus provides that, to the extent applicable, the following information should be disclosed: “…the name of any national securities exchange on which the registrant’s securities are listed and a statement that reports, proxy material and other information concerning the registrant can be inspected at the exchange.”  Please confirm supplementally whether such disclosure is applicable with respect to the Registrant.

Response:  This will confirm that the shares of the Registrant are not listed on a national securities exchange, and, accordingly, the referenced disclosure is not considered to be applicable with respect to the Registrant.  It is worth noting for these purposes that the Information Statement contains the following disclosure which informs investors that they may obtain information and materials with respect to the Registrant from the Commission: “Reports and other information about the Funds are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.”

4.
Comment:  Board Considerations With Respect to the Approval of the Reorganization.  Beginning on Page 17, in the section titled “Reasons for the Reorganization and Board Considerations”, disclosure is provided regarding the factors that were considered by the Board of Trustees of the Trust when determining to approve the Reorganization.  Please confirm supplementally that the disclosure reflects all of the material factors that were considered by the Board of Trustees

Response:  This will confirm that the disclosure reflects in full all of the material factors that were considered by the Board of Trustees when determining to approve the Reorganization.

5.
Comment: Rights of Shareholders of the Acquired Fund.  On Page 11 under the section titled “Comparison of Sales Loads, Distribution and Shareholder Servicing Arrangements”, the disclosure states that each class of shares of the Funds: “have the same relative rights and preferences.”  Please confirm supplementally that there are not any material differences between the rights and preference of shareholders of the Funds.

Response:   This will confirm that there are no material differences between the rights and preference of shareholders of the Acquiring Fund and the Acquired Fund, as both of the Funds are series of the same Delaware statutory trust and shareholders of each series of the Trust have the same rights and preferences under the governing documents of the Trust and applicable Delaware law.

* * * *

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Monica Patel at (415) 262-4552 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley